

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

March 7, 2008

via U.S. mail and facsimile

Mr. William R. Retterath
Chief Financial Officer
Daktronics, Inc.
331 32nd Avenue
Brookings, SD 57006

>   **RE: Daktronics, Inc.**
>   **Form 10-K for the Fiscal Year Ended April 28, 2007**
>   **Filed June 22, 2007**
>   **File No. 000-23246**

Dear Mr. Retterath:

We have completed our review of your filing and have no further comments at this time.

If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, to Jennifer Hardy, Legal Branch Chief, at (202) 551-3767. Please contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Al Pavot, Senior Accountant, at (202) 551-3738, or to the undersigned at (202) 551-3355 if you have questions regarding our review of the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief